UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2020

Commission File Number: 001-38857

CHINA XIANGTAI FOOD CO. LTD.

(Translation of registrant’s name into English)

c/o Chongqing Penglin Food Co., Ltd.

Xinganxian Plaza

Building B, Suite 19-1

Lianglukou, Yuzhong District 400800

Chongqing, People’s Republic of China

+86- 023-86330158– telephone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Amendment to Convertible Debenture issued on November 22, 2019, December 30, 2019 and March 9, 2020

As previously disclosed in the Reports of Foreign Private Issuer on Form 6-K filed with the United States Securities Exchange Commission on November 25, 2019 and June 19, 2020, on November 22, 2019, China Xiangtai Food Co., Ltd. (hereinafter, the “Company”, “we”, “our” or “us) entered into a securities purchase agreement with an accredited investor (the “Debenture Holder”) to place convertible debentures with a maturity date of twelve months after the issuance thereof in the aggregate principal amount of $5,000,000 (the “Transaction”). The first convertible debenture in the amount of $2,000,000, issued on November 22, 2019 and amended on June 19, 2020, has retired as of August 13, 2020. The second convertible debenture in the amount of $2,000,000 was issued on December 30, 2019 and amended on June 19, 2020 (the “Second Convertible Debenture”). The third convertible debenture in the amount of $1,000,000 was issued on March 9, 2020 (the “Third Convertible Debenture”).

On September 15, 2020, the Company entered in an amendment agreement (the “Amendment Agreement”) with the Debenture Holder to amend the “Floor Price” of the Second Convertible Debenture to $1.00 per share for the first $1,400,000 of principal and accrued interest to be converted. The “Floor Price” for the remaining principal and accrued interest on the Second Convertible Debenture and the Third Convertible Debenture shall remain unchanged at $3.00 per share.

Additionally, pursuant to the convertible debentures, the Company shall make monthly payments if the daily VMAP is less than the floor price for a period of tem (10) consecutive trading days (each such occurrence, a “Triggering Event”), beginning on the 30th day after the date of the Triggering Event, for so long as such conditions exist after a Triggering Event. The Amendment Agreement deferred such monthly payment for a period of 60 days from the date of the Amendment Agreement.

The form of the Amendment Agreement is filed as Exhibits 10.1 to this Report of Foreign Private Issuer on Form 6-K and such document is incorporated herein by reference. The foregoing is only a brief description of the material terms of the Amendment Agreement, and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to such exhibit.

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 10.1	Amendment Agreement dated September 15, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 17, 2020	CHINA XIANGTAI FOOD CO. LTD.

	By:	/s/ Zeshu Dai
	Name:	Zeshu Dai
	Title:	Chief Executive Officer and Chairwoman of the Board